

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Michael James McMullen
Chief Executive Officer
Metals Acquisition Limited
3rd Floor, 44 Esplanade, St.
St. Helier, Jersey, JE4 9WG

Re: Metals Acquisition Limited
Registration Statement on Form F-4
Exhibit Nos. Annex A, Annex E and Annex F
10.20, 10.21, 10.22 and 10.24
Filed March 24, 2023
File No. 333-269007

Dear Michael James McMullen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation